Exhibit 99.2

ZK International Group Co., Ltd. and Subsidiaries

Consolidated Balance Sheets

As of March 31, 2022 and September 30, 2021

 (IN U.S. DOLLARS, EXCEPT SHARE DATA)

	2022 (Unaudited)	2021
Assets
Current assets
Cash and cash equivalents	$5,244,796	$13,525,298
Restricted cash	79,170	77,906
Short-term Investment	236,619	2,560,760
Accounts receivable, net of allowance for doubtful accounts of $2,258,356 and $2,221,870, respectively	29,545,643	27,124,959
Notes receivable	368,214	—
Other receivables	5,229,288	2,158,120
Inventories	26,784,418	20,689,252
Advance to suppliers	4,602,336	12,567,368
Total current assets	72,090,484	78,703,663
Property, plant and equipment, net	7,896,620	8,004,855
Right-of use asset	123,042	54,166
Intangible assets, net	9,563,588	8,749,987
Deferred tax assets	359,265	353,460
Long-term deposit	12,677,668	12,472,847
Long-term investment	25,328,632	25,323,323
TOTAL ASSETS	$128,039,299	$133,662,301
LIABILITIES AND SHAREHOLDERS’ EQUITY
Current liabilities:
Accounts payable	$3,323,532	$2,159,731
Accrued expenses and other current liabilities	5,629,919	6,875,769
Lease liability - current portion	-	26,332
Accrued payroll and welfare	1,776,071	1,853,019
Advance from customers	2,492,270	5,666,214
Due to related parties	441,359	1,072,335
Convertible debentures	2,823,364	2,823,364
Short-term bank borrowings	18,912,183	21,394,761
Other borrowing - short term portion	288,418	283,758
Income tax payable	2,354,910	2,354,832
Total current liabilities	38,042,025	44,510,115
Lease liability - long term portion	-	27,834
TOTAL LIABILITIES	$38,042,025	$44,537,949

Equity
Common stock, no par value, 50,000,000 shares authorized, 28,918,177 and 16,558,037 shares issued and outstanding, respectively
Additional paid-in capital	63,374,085	63,374,085
Statutory surplus reserve	2,916,539	2,914,602
Subscription receivable	(125,000)	(125,000)
Retained earnings	19,727,213	19,737,504
Accumulated other comprehensive income (loss)	3,764,433	2,898,594
Total equity attributable to ZK International Group Co., Ltd.	89,657,270	88,799,785
Equity attributable to non-controlling interests	340,004	324,567
Total equity	89,997,274	89,124,352
TOTAL LIABILITIES AND EQUITY	$128,039,299	$133,662,301

ZK International Group Co., Ltd. and Subsidiaries

Consolidated Statements of Income and Comprehensive Income (Loss)

For the Six Months Ended March 31, 2022 and 2021 (Unaudited)

(IN U.S. DOLLARS, EXCEPT SHARE DATA)

	For the Six Months Ended March 31,
	2022	2021
Revenues	42,890,657	$42,168,823
Cost of sales	38,923,548	37,461,065
Gross profit	3,967,109	4,707,758

Operating expenses:
Selling and marketing expenses	930,052	2,769,264
General and administrative expenses	2,232,863	1,166,210
Research and development costs	560,216	2,419,355
Total operating expenses	3,723,132	6,354,829

Operating Income (loss)	243,977	(1,647,071)

Other income (expenses):
Interest expenses	(465,466)	(528,598)
Interest income	4,493	9,543
Other income (expenses), net	218,277	325,539
Total other income (expenses), net	(242,696)	(193,516)

Income (Loss) before income taxes	1,281	(1,840,587)

Income tax provision	-	(76,306)

Net income (loss)	1,281	$(1,916,893)
Net income (loss) attributable to non-controlling interests	(9,635)	(1,334,346)

Net income (loss) attributable to ZK International Group Co., Ltd.	(8,354)	$(582,547)

Net income (loss)	1,281	$(1,916,893)

Other comprehensive income:
Foreign currency translation adjustment	871,641	1,863,153

Total comprehensive income (loss)	872,922	(53,740)
Comprehensive income (loss) attributable to non-controlling interests	(15,437)	(1,315,874)
Comprehensive income attributable to ZK International Group Co., Ltd.	857,485	1,262,134

Basic and diluted earnings per share
Basic	-	(0.03)
Diluted	-	(0.03)
Weighted average number of shares outstanding
Basic		19,243,252
Diluted		21,743,252

ZK International Group Co., Ltd. and Subsidiaries

Consolidated Statements of Changes in Equity

For Six Months Ended March 31, 2022
(UNAUDITED, IN U.S. DOLLARS, EXCEPT SHARE DATA)

						Accumulated
		Additional				other	Non-
		paid-in	Subscription	Statutory	Retained	comprehensive	controlling	Total
	Shares	capital	Receivable	surplus reserve	earnings	income (loss)	interests	equity
Balance at September 30, 2020	16,558,037	18,049,630	—	2,904,699	23,546,921	492,685	309,794	45,303,729

Issuance of common stock, net of offering costs	7,080,762	24,884,560	(125,000)					24,759,560
Common stock issued in connection with conversion of convertible notes	4,374,176	11,443,067						11,443,067
Issuance of common stock related to exercise of warrants	355,202	1,345,056						1,345,056
Stock-based compensation	550,000	9,542,783						9,542,783
Unearned Compensation		(1,891,011)						(1,891,011)
Foreign currency translations						2,405,909	17,530	2,423,439
Net income				9,903	(3,809,417)		(2,757)	(3,802,271)

Balance at September 30, 2021	28,918,177	63,374,085	(125,000)	2,914,602	19,737,504	2,898,594	324,567	89,124,352

Foreign currency translations						865,839	5,802	871,641
Net income				1,937	(10,291)		9,635	1,281

Balance at March 31, 2022	28,918,177	63,374,085	(125,000)	2,916,539	19,727,213	3,764,433	340,004	89,997,274

ZK International Group Co., Ltd. and Subsidiaries

Consolidated Statements of Cash Flows

For the Six Months Ended March 31, 2022 and 2021 (Unaudited)

(IN U.S. DOLLARS)

	For the Six Months Ended March 31,
	2022	2021
Cash Flows from Operating Activities:
Net income	$1,281	$(1,916,893)
Adjustments to reconcile net income to net cash used in operating activities:
Depreciation expense	340,666	264,887
Amortization expense	(938)	6,605
Non-cash expenses	166,907	894,167
Changes in operating assets and liabilities:
Accounts receivable	(1,965,921)	6,755,242
Other receivables	(3,021,383)	2,420,300
Notes receivable	(366,474)	38,197
Inventories	(5,728,222)	428,946
Advance to suppliers	8,132,790	(9,053,966)
Accounts payable	1,123,002	(4,379,215)
Notes payable	-	(45,783)
Accrued expenses and other current liabilities	(1,185,431)	(2,084,882)
Accrued payroll and welfare	(106,869)	(466,248)
Advance from customers	(3,251,552)	2,907,425
Income tax payable	-	(3,111)
Net cash provided (used in) operating activities	(5,862,144)	(4,234,329)

Cash Flows from Investing Activities:
Proceed from disposal of property, plant and equipment	-	62,728
Purchases of property, plant and equipment	(165,772)	(4,871)
Net cash used in investing activities	(165,772)	57,857

Cash Flows from Financing activities:
Net proceeds from stock offering	-	27,340,977
Net proceeds released from (placed into) bank acceptance notes	15	-
Net proceeds released from short-term investment	2,355,010	305,222
Net proceeds from (repayment to) short-term bank borrowings	(2,820,517)	351,006
Net repayment of other borrowing	(539,337)	(156,929)
Repayments of loans of related parties	(645,521)	(1,138,134)
Cash advance to related parties	-	(2,878,572)
Net cash provided by (used in) financing activities	(1,650,350)	23,823,569

Effect of exchange rate changes on cash	87,415	386,231

Net change in cash and cash equivalents	(7,590,851)	20,033,328
Cash and cash equivalents at the beginning of year	12,835,647	3,759,535
Cash and cash equivalents at the end of year	$5,244,796	$23,792,863

Supplemental disclosures of cash flows information:
Cash paid for income taxes	$-	$167,862
Cash paid for interest expenses	$465,465	$524,217

Selected Notes to Consolidated Financial Statements

We prepare our consolidated financial statements in conformity with accounting principles generally accepted by the U.S. GAAP, which requires us to make judgments, estimates and assumptions that affect our reported amount of assets, liabilities, revenue, costs and expenses, and any related disclosures. Although there were no material changes made to the accounting estimates and assumptions in the past three years, we continually evaluate these estimates and assumptions based on the most recently available information, our own historical experience and various other assumptions that we believe to be reasonable under the circumstances. Since the use of estimates is an integral component of the financial reporting process, actual results could differ from our expectations as a result of changes in our estimates.

We believe that the following accounting policies and notes involve a higher degree of judgment and complexity in their application and require us to make significant accounting estimates. Accordingly, these are the policies we believe are the most critical to understanding and evaluating our consolidated financial condition and results of operations.

Use of Estimates

The preparation of the consolidated financial statements in conformity with U.S. GAAP requires management to make estimates and assumptions that affect the amounts reported and disclosed in the consolidated financial statements and the accompanying notes. Such estimates include, but are not limited to, allowances for doubtful accounts, inventory valuation, useful lives of property, plant and equipment, intangible assets, and income taxes related to realization of deferred tax assets and uncertain tax position. Actual results could differ from those estimates.

Cash and Cash Equivalents

Cash and cash equivalents primarily consist of cash and deposits with financial institutions which are unrestricted as to withdrawal and use. Cash equivalents consist of highly liquid investments that are readily convertible to cash generally with original maturities of three months or less when purchased.

Value-added Tax (“VAT”)

Value-added taxes (“VAT”) collected from customers relating to product sales and remitted to governmental authorities are presented on a net basis. VAT collected from customers is excluded from revenue. The Company is subject to a VAT rate of 17% before May 1, 2018, a VAT rate of 16% effective on May 1, 2018, and the most current VAT rate of 13% effective on April 1, 2019. The VAT payable may be offset by VAT paid by the Company on raw materials and other materials included in the cost of producing or acquiring its finished products.

Intangible Assets

	March 31,	September 30,
	2022	2021
Land use rights, cost	$628,042	$617,895
Software, cost	9,598,743	8,803,367
Other intangible assets, cost	19,919	1,732
Less: accumulated amortization	(683,116)	(673,007)
Intangible assets, net	$9,563,588	$8,749,987

Intangible assets consist primarily of land use rights and software. Under the PRC law, all land in the PRC is owned by the government and cannot be sold to an individual or company. The government grants individuals and companies the right to use parcels of land for specified periods of time. These land use rights are sometimes referred to informally as “ownership.” Land use rights are stated at cost less accumulated amortization. The land use right represents the Company's land use rights in Wenzhou's plant, which had been pledged to secure the Company’s banking facilities granted to the Company as of March 31, 2022 and September 30, 2021.

During the fiscal year ended September 30, 2021, the Company entered into a series of consulting agreements with third-party entity and individuals to develop and implement the following software platforms:

●	The DeFi (decentralized finance) Protocol, a stablecoin DEX (decentralized exchange) and liquidity mining platform, available at https://xsigma.fi.

●	Two flagship trading platforms, “xSigma Trading” for CFD trading and “xSigma Trader” for Crypto, Crypto Options and Crypto derivatives.

●

MaximNFT platform (“MaximNFT”), available at www.maximnft.com, the exclusive NFT (Non-Fungible Token) marketplace partners with Maxim, the iconic men’s lifestyle brand. It will allow customers to create and sell NFTs on various blockchains, including, but not limited to, Ethereum, Binance Smart Chain, and Polkadot.

The software platforms are intended for internal use which is to provide services to customers and the Company does not have any plan to market the software for sales externally. In exchange of the development services provided, the Company paid consideration in the form of cash, stock and stock warrants, and all the costs incurred during the Application development Stage were capitalized pursuant to ASC 350-40-25.

Stockholders’ Equity

Registered Direct Offerings

On September 25, 2020 and October 16, 2020, the Company closed a registered direct offering pursuant to certain convertible debenture agreements with certain unaffiliated investors identified therein. The convertible debentures, with aggregate principal amount of $1.4 million and 5% annual interest rate, are exercisable for a period of one year at an exercise price of 70% of the average closing price during the seven (7) consecutive Trading Days immediately preceding the Conversion Date, but not lower than the Floor Price of $0.62 per share. The transaction was closed on October 20, 2020 and full proceeds were received. As of February 5, 2021, all of the outstanding principal and interest underlying the Convertible Debentures have been converted into a total of 1,394,253.

On January 8, 2021, the Company closed a registered direct offering pursuant to certain securities purchase agreement with certain unaffiliated investors identified therein, to offer an aggregate of 1,785,000 Company’s ordinary shares, for a total purchase price of $2,499,000.

On February 24, 2021, the Company closed a registered direct offering pursuant to certain securities purchase agreements with several accredited investors providing for an aggregate investment of $4,599,983.50 by the investors for the issuance by the Company to them of (i) 1,295,770 ordinary shares of the Company (the “Shares”); (ii) first registered investor warrants, with a term of five (5) years exercisable immediately upon issuance, to purchase an aggregate of up to 1,295,770 ordinary shares (the “First Registered Warrant Shares”) at an exercise price of $4.00 per share, subject to customary adjustments thereunder (the “First Registered Warrants”); and (iii) second registered investor warrants, with a term of five (5) years exercisable immediately upon issuance, to purchase an aggregate of up to 1,295,770 ordinary shares (the “Second Registered Warrant Shares” and collectively with the First Registered Warrant Shares, the “Warrant Shares”) at an exercise price of $4.50 per share, subject to customary adjustments thereunder (the “Second Registered Warrants” and collectively with the First Registered Warrants, the “Warrants”). Holders of the Warrants may exercise them by paying the applicable cash exercise price or, if there is not an effective registration statement for the sale of the Warrant Shares at the time of exercise, by exercising on a cashless basis pursuant to the formula provided in the Warrants. As of March 31, 2021, 270,696 warrants have been exercised on cash exercise basis, and $964,779 were received.

On March 22, 2021, ZK entered into certain securities purchase agreements (the “Purchase Agreements”) with several accredited investors (the “Investors”) providing for an aggregate investment of $18,000,000 by the Investors for the issuance by the Company to them of 4,000,000 ordinary shares of the Company (the “Shares”) at an offering price of $4.50 per share.